Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, DC 20549
OMB Number: 3235-0287
[ ] Check box if no longer subject to Section	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	Expires: December 31, 2001
16. Form 4 or Form 5 obligations may		Estimated average burden
continue. See instructions 1(b)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public	hours per response . . . 0.5
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Girod	Albert	E.	EDGAR Online, Inc. (Nasdaq:EDGR)		X Director X 10% Owner

X Officer (give Other (specify
			3. I.R.S. Identification Number	4. Statement for	title below) below)
(Last)	(First)	(Middle)	of Reporting Person, if an	Month/Year
			entity voluntary)		Executive Vice President and Chief Technology Officer
11200 Rockville Pike, Suite 310				January 2002

	(Street)			5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person
Rockville	MD	20852			Form filed by More than One Reporting Person

(City)	(State)	(Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

							5. Amount of	6. Owner-
							Securities	ship Form:
		3. Transaction					Beneficially Owned	Direct (D) or	7. Nature of Indirect
1. Title of Security	2. Transaction Date	Code		4. Securities Acquired (A) or Disposed of			at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3)	(Month/Day/Year)	(Instr. 8)		(D) (Instr. 3, 4 and 5)			(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

		Code	V	Amount	(A) or (D)	Price

Common Stock	1/11/2002	S		1,500	D	$3.00		D
Common Stock	1/14/2002	S		1,500	D	$3.08		D
Common Stock	1/14/2002	S		2,500	D	$3.25		D
Common Stock	1/15/2002	S		100	D	$3.25		D
Common Stock	1/15/2002	S		2,400	D	$3.25		D
Common Stock	1/15/2002	S		1,500	D	$3.10		D
Common Stock	1/16/2002	S		500	D	$3.25		D
Common Stock	1/16/2002	S		100	D	$3.00		D
Common Stock	1/16/2002	S		156	D	$3.00		D
Common Stock	1/16/2002	S		300	D	$3.00		D
Common Stock	1/16/2002	S		944	D	$3.00		D
Common Stock	1/17/2002	S		1,500	D	$3.00		D
Common Stock	1/18/2002	S		1,500	D	$3.00		D
Common Stock	1/22/2002	S		1,500	D	$3.02		D
Common Stock	1/23/2002	S		1,500	D	$3.10		D
Common Stock	1/24/2002	S		1,500	D	$3.08		D
Common Stock	1/25/2002	S		1,400	D	$3.25		D
Common Stock	1/25/2002	S		1,500	D	$3.05		D
Common Stock	1/28/2002	S		1,500	D	$3.10		D
Common Stock	1/28/2002	S		2,500	D	$3.25		D
Common Stock	1/29/2002	S		2,500	D	$3.25		D
Common Stock	1/29/2002	S		1,500	D	$3.20		D
Common Stock	1/30/2002	S		2,500	D	$3.25		D
Common Stock	1/30/2002	S		1,500	D	$3.10		D
Common Stock	1/31/2002	S		100	D	$3.25		D
Common Stock	1/31/2002	S		500	D	$3.25		D
Common Stock	1/31/2002	S		600	D	$3.25		D
Common Stock	1/31/2002	S		1,300	D	$3.25		D
Common Stock	1/31/2002	S		1,500	D	$3.09	2,044,600	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Albert E Girod Albert E Girod	2/8/2002 Date
Signature of Reporting Person
Note:	File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2